Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
September 19, 2005

Extendicare Inc. Declares Preferred Share Dividend Payment - TSX: EXE.PR.E

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced today that a monthly dividend of $0.071 per share on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) has been declared payable on October 17, 2005 to shareholders of record on September 30, 2005. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on August 31, 2005.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s website @ www.extendicare.com